Q3 2015 Additional Information: Debt 1 Note: Numbers may not add due to rounding FCA ex-FCA US Net debt breakdown (€/B) - Unaudited June 30, ’15 FCA ex-FCA US Sept. 30, ’15 Cons. Ind. Fin. Cons. Ind. Fin. 23.6 20.6 3.0 Gross Debt* 22.7 20.1 2.6 0.1 0.1 (0.0) Derivatives M-to-M, Net (0.2) (0.2) (0.0) (10.9) (10.7) (0.2) Cash & Mktable Securities (8.8) (8.6) (0.2) 12.8 10.0 2.8 Net Debt 13.6 11.2 2.4 *Net of intersegment receivables

Q3 2015 Additional Information: Debt 2 Note: Numbers may not add due to rounding Outstanding June 30, ’15 Outstanding Sept. 30, ’15 23.3 Cash Maturities 22.3 8.0 Bank Debt 7.7 14.4 Capital Market 13.8 0.9 Other Debt 0.9 0.3 Asset-backed Financing 0.2 0.0 ABS / Securitization 0.0 0.0 Warehouse Facilities 0.0 0.3 Sale of Receivables 0.2 0.1 Accruals & Other Adjustments 0.2 23.6 Gross Debt 22.7 (10.9) Cash & Mktable Securities (8.8) 0.1 Derivatives (Assets)/Liabilities (0.2) 12.8 Net Debt 13.6 2.9 Undrawn Committed Revolving Facilities 3.3 FCA ex-FCA US Gross debt breakdown (€/B) - Unaudited

Q3 2015 Additional Information: Debt 3 Note: Numbers may not add due to rounding Outstanding June 30, ’15 Outstanding Sept. 30, ’15 8.6 Cash Maturities 8.3 4.8 Bank Debt 4.8 2.8 Capital Market 2.7 1.0 Other Debt 0.8 0.0 Asset-backed Financing 0.0 0.0 ABS / Securitization 0.0 0.1 Accruals & Other Adjustments 0.1 8.6 Gross Debt 8.4 (10.4) Cash & Mktable Securities (11.6) (0.2) Derivatives (Assets)/Liabilities (0.2) (2.0) Net Cash (3.4) 1.2 Undrawn Committed Revolving Facilities(*) 1.2 FCA US Gross debt breakdown (€/B) - Unaudited (*): USD 1.3 billion

Q3 2015 Additional Information: Debt 4 Note: Numbers may not add due to rounding; total cash maturities excluding accruals FCA ex-FCA US & FCA US Debt maturity schedule (€/B) - Unaudited Outstanding Sept. 30 ’15 FCA ex-FCA US 3M 2015 2016 2017 2018 2019 Beyond Bank Debt 1.9 7.7 2.2 1.0 1.5 0.3 0.8 13.8 Capital Market 0.4 2.7 2.3 1.9 1.5 5.0 0.9 Other Debt 0.4 0.0 0.0 0.0 0.1 0.3 22.3 Total Cash Maturities 2.7 5.0 3.3 3.3 1.9 6.1 8.8 Cash & Mktable Securities 3.3 Undrawn Committed Revolving Facilities 12.2 Total Available Liquidity 4.3 Sale of Receivables (IFRS de-recognition compliant) 2.7 of which receivables sold to financial services JVs (FCA Bank) Outstanding Sept. 30 ‘15 FCA US 3M 2015 2016 2017 2018 2019 Beyond 4.8 Bank Debt 0.0 0.0 2.8 1.6 0.1 0.2 2.7 Capital Market 0.0 0.0 0.0 0.0 0.0 2.7 0.8 Other Debt 0.0 0.1 0.1 0.1 0.1 0.3 8.3 Total Cash Maturities 0.0 0.2 2.9 1.7 0.2 3.3 11.6 Cash & Mktable Securities 1.2 Undrawn Committed Revolving Facilities 12.7 Total Available Liquidity

Q3 2015 Additional Information: Debt 5 Note: Numbers may not add due to rounding; total cash maturities excluding accruals Outstanding Sept. 30 ‘15 FCA Group 3M 2015 2016 2017 2018 2019 Beyond 12.4 Bank Debt 2.0 2.3 3.8 3.1 0.4 1.0 16.5 Capital Market 0.4 2.7 2.3 1.9 1.5 7.8 1.7 Other Debt 0.4 0.2 0.2 0.1 0.2 0.6 30.6 Total Cash Maturities 2.7 5.1 6.2 5.1 2.1 9.4 20.4 Cash & Mktable Securities 4.5 Undrawn Committed Revolving Facilities 24.9 Total Available Liquidity 4.3 Sale of Receivables (IFRS de-recognition compliant) 2.7 of which receivables sold to financial services JVs (FCA Bank) FCA Group Debt maturity schedule (€/B) - Unaudited